SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

March 19, 2009
Date of Report (Date of earliest event reported)

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UNITY BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-12431
(Commission File Number)

22-3282551
(IRS Employer Identification No.)

64 Old Highway 22
Clinton, NJ 08809
(Address of Principal Executive Office)

(908) 730-7630
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On March 19, 2009, Unity Bancorp, Inc. ("Unity"), entered into Waiver Agreements with each of James A. Hughes, Alan J. Bedner, Michael F. Downes and John J. Kauchak, waiving certain provisions of Unity's employment agreement with Mr. Hughes and its retention agreements with the other executives. In December 2008, Unity participated in the U.S. Treasury's Capital Purchase Program ("CPP") and received an investment of $20.6 million. The employment and retention agreements complied with all of the terms of the CPP then in effect. However, the terms of the CPP were revised by the American Reinvestment and Recovery Act of 2009, adopted on February 17, 2009 (the "ARRA"). The ARRA prohibits the payment of severance to the senior executive officers of an institution participating in the CPP. In order to comply with this restriction, each of Messrs. Hughes, Bedner, Downes and Kauchak have waived their respective rights to severance under their respective agreements.

Item 9.01	**Financial Statements and Exhibits**
(d)	*Exhibits*

Exhibit	**Description of Exhibit**
10.1	Waiver Agreement executed by James A. Hughes
10.2	Form of Waiver Agreement related to Retention Agreements with each of Alan J. Bedner, Michael F. Downes and John J. Kauchak

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

	UNITY BANCORP, INC.
Date: March 19, 2009	By: **/s/** _____
	Alan J. Bedner, Jr.
	EVP and Chief Financial Officer